Exhibit 99.1

UBIC, Inc. Reports Unaudited Fiscal Year First Quarter 2014

Ended June 30, 2013 Financial Results

TOKYO, August 12, 2013 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of Asian-language eDiscovery solutions and services, today announced its unaudited financial results for the fiscal first quarter ended June 30, 2013 (“first quarter 2014”).  All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

First quarter 2014 Financial Highlights

•                  Net sales were JPY1.24 billion in the fiscal first quarter ended June 30, 2013.

•                  Gross profit was JPY642.3 million in the fiscal first quarter ended June 30, 2013.

“The past quarter was an exciting period for UBIC and marked the achievement of several major milestones,” UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto stated.  “First, we are proud to have listed on the NASDAQ Global Market, being the first Japanese company to do so in 14 years.  Our NASDAQ listing is part of a major marketing strategy targeting U.S. law firms that has helped us gain credibility and has significantly increased awareness of UBIC in the U.S. market, our largest and fastest-growing market.

“Second, we have undertaken a strategic restructuring of our business model in the first half of 2013 and have committed resources to establishing a leading predictive coding software and solutions capability for English- and Asian-language eDiscovery, a fast-growing segment in the U.S. and global markets. Over the past quarter, several large Asian clients with global businesses validated UBIC’s predictive coding technology in several cases involving the handling of Japanese- and Korean-language documents in major U.S. legal cases. The growing use of predictive coding and technology-assisted review solutions significantly reduces the costs in time and money typically associated human-led review, allowing for substantially cheaper, faster and more accurate machine-based reviews.  Being a leading innovator among providers of this technology and as the only provider able to handle Asian languages, we believe that our successful deployment and usage of our cutting-edge software will strengthen our case pipeline going forward.”

“Now, as we embark on a new product cycle commercializing this pioneering Asian-language eDiscovery software and by leveraging our U.S. law firm connections through an expanded sales force, we are confident in our ability to grow revenues and solidify our position as a market leader in Asian-language eDiscovery.”

First Quarter 2014 Financial Results

SALES: Net sales for the first quarter 2014 were JPY1.24 billion compared to JPY1.32 billion in the prior year period.  The decrease was primarily due to an expected decline in net sales of “attorney review” services, a high-cost service where legal professionals review documents one-by-one to determine their relevance or responsiveness to a particular legal matter.

GROSS PROFIT: For the first quarter of 2014, gross profit was JPY642.3 million compared to JPY938.8 million in the prior year period. Gross margin was 51.6% compared with 71.0% in the prior year period. The decrease in Gross margin was primarily due to increases in depreciation and amortization expenses of data centers and capitalized software, process engineers’ salaries and their training, and infrastructure costs, especially in the area of eDiscovery to support further growth.

OPERATING EXPENSES AND INCOME: Total operating expenses for the first quarter of 2014 were JPY568.3 million, compared to JPY441.6 million in the prior year period.  Operating income was JPY74.0 million, as compared to JPY497.2 million in the prior year period. The increase in expenses and corresponding decrease in income were primarily due to increased investment in research and development, which includes improved functionality for UBIC’s “Lit i View” platform, an internally developed,

eDiscovery support software as well as increased costs associated with the Company’s data-center facilities, and expanded sales and marketing.

NET INCOME: Net income for the first quarter of 2014 was JPY3.5 million, as compared to JPY280.4 million in the prior year period. The decrease was primarily due to the decreased operating income as well as the on-time NASDAQ listing-related IPO expenses.

EARNING PER SHARE: Diluted earnings per ordinary share for the first quarter of 2014 were JPY1.05.

As of June 30, 2013, the Company had a total of 3,441,136 ordinary shares outstanding, or the equivalent of 17,205,680 ADSs. Each share of our common stock represents five ADSs.

BALANCE SHEET: As of June 30, 2013, the Company’s cash and deposits were JPY2.0 billion.

Recent Developments

•                  In July 2013, the Company announced that the performance of its predictive coding technology had been validated by client review in cases involving Asian-language and English documents. Based on our review of the market, we believe that UBIC is the first company in the world to successfully develop a predictive coding technology that works with Asian language documents and data.

•                  In May 2013, UBIC successfully completed its U.S. initial public offering and listing of 1,100,000 ADSs on the NASDAQ Global Market in the U.S. under the ticker symbol “UBIC,” the first IPO in 14 years for a Japanese enterprise. In June 2013, the underwriters for the Company’s IPO exercised their over-allotment options to purchase an additional 140,000 ADSs. As a result, total gross proceeds that the Company received from the IPO, including the underwriters’ exercise of the over-allotment option, were US$10,391,200.

Financial Outlook

For the full fiscal year 2014, the Company expects net sales to be in the range of JPY5.5 billion to JPY6.0 billion, representing an 18% to 28% year-over-year growth.  Net income is expected to be in the range of JPY570 million to JPY670 million, representing a 14% to 34% year-over-year growth. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About UBIC, Inc.

UBIC, Inc. is a leading provider of Asian-language eDiscovery solutions and services. UBIC has extensive eDiscovery and forensic  experience and expertise with information documented in Japanese, Korean, Chinese as well as English languages, and applies its expertise in connection with cross-border litigation, administrative proceedings and internal investigations, including those related to anti-trust investigations, intellectual property (IP) litigation, the Foreign Corrupt Practices Act (FCPA) and product liability (PL) investigations. UBIC serves its clients, including leading law firms, corporate legal departments and government agencies, from offices in Japan, the United States, South Korea, Taiwan, Hong Kong and the United Kingdom.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal 2014 and quotations from management in this announcement, as well as UBIC’s strategic and operational plans, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Dan Charnas

Tel: +1 646-308-1561

Email: ir@ubicna.com

ICR, Inc.

Jeremy Peruski

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC

UBIC, Inc.

Consolidated Statements of Income

(Amount in Thousands of Japanese Yen except for number of shares and per share data)

	For the three-month period ended June 30, 2012	For the three-month period ended June 30, 2013
Net sales	1,321,758	1,244,141
Cost of sales	382,942	601,822
Gross profit	938,815	642,318
Selling, general and administrative expenses	441,629	568,312
Operating income	497,186	74,005
Non-operating income
Interest income	13	35
Dividend income	4,500	6,750
Foreign exchange gains	—	53,007
Other	203	1,487
Total non-operating income	4,716	61,279
Non-operating expenses
Interest expenses	5,506	3,530
Foreign exchange losses	36,938	—
Going-public expenses	—	120,394
Other	29	6,100
Total non-operating expenses	42,474	130,025
Ordinary income	459,428	5,259
Income before income taxes and minority interests	459,428	5,259
Income taxes	177,395	805
Income before minority interests	282,032	4,453
Minority interests in income	1,631	944
Net income	280,400	3,508
Net income per share
—Basic	91.81	1.06
—Diluted	86.04	1.05

UBIC, Inc.

Consolidated Balance Sheets

(Amount in Thousands of Japanese Yen)

	As of March 31, 2013	As of June 30, 2013
Assets
Current assets
Cash and deposits	1,300,006	1,959,760
Notes and accounts receivable - trade	1,170,614	1,041,005
Merchandise	235	488
Supplies	1,969	2,545
Deferred tax assets	53,632	109,621
Other	239,950	163,036
Total current assets	2,766,407	3,276,457
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	76,456	73,105
Tools, furniture and fixtures, net	672,783	650,969
Other	—	12,354
Total property, plant and equipment, net	749,239	736,429
Intangible assets
Software	741,833	755,068
Other	96,170	126,096
Total intangible assets	838,004	881,165
Investments and other assets
Investment securities	266,864	230,414
Guarantee deposits	99,081	108,052
Other	36,372	34,196
Total investments and other assets	402,318	372,662
Total noncurrent assets	1,989,562	1,990,257
Total assets	4,755,970	5,266,715

Liabilities
Current liabilities
Accounts payable - trade	81,960	121,412
Current portion of long-term loans payable	184,999	174,999
Accounts payable - other	424,218	269,772
Income taxes payable	138,806	7,804
Provision for bonuses	78,695	37,431
Other	120,897	111,908
Total current liabilities	1,029,577	723,328
Noncurrent liabilities
Long-term loans payable	437,500	393,750
Deferred tax liabilities	56,449	48,149
Provision for retirement benefits	10,909	19,578
Asset retirement obligations	17,356	17,410
Other	9,172	18,084
Total noncurrent liabilities	531,387	496,973
Total liabilities	1,560,964	1,220,302
Net assets
Shareholders’ equity
Capital stock	602,993	1,095,358
Capital surplus	390,453	882,818
Retained earnings	1,924,512	1,768,366
Treasury stock	(26)	(26)
Total shareholders’ equity	2,917,932	3,746,517
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	141,209	117,749
Foreign currency translation adjustment	17,303	24,025
Total accumulated other comprehensive income	158,512	141,775
Subscription rights to shares	102,051	140,665
Minority interests	16,508	17,453
Total net assets	3,195,005	4,046,412
Total liabilities and net assets	4,755,970	5,266,715